Exhibit 99.5

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) for the Hyatt Vivid Grand Island Hotel in Cancun, for the period ended September 30, 2024.

Murano PubCo considers the operating results of the Hyatt Vivid Grand Island Hotel to be relevant to the overall performance of the Murano Group and is providing this information to the market. Accordingly, the MD&A has been prepared based on the hotel's operations from its opening date on April 1, 2024, through September 30, 2024.

Key Business and Financial Metrics Used by Management

Hyatt Vivid Grand Island in Cancun (the “Vivid Hotel”) opened in the second quarter of 2024 on April 1st, 2024.  Therefore, the Vivid Hotel key business and financial metrics are not applicable for the period prior to opening.

ADR: ADR stands for average daily rate and represents hotel room revenue (package revenue) divided by the total number of room nights sold in a given period. ADR amounted to Ps$3,926 for the nine-month period ended September 2024.

Occupancy: Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel or group of hotels. Occupancy measures the utilization of our hotels’ available capacity. Occupancy amounted to 41% for the nine-month period ended September 2024.

RevPAR: RevPAR is calculated dividing hotel room revenue by room nights available to guests for a given period. RevPAR amounted to Ps$1,674 for the nine-month period ended September 2024.

Principal Components and Key Factors Affecting Our Results of Operations

Revenue: Revenue amounted to Ps.$260.3 million for the nine-month period ended September 30, 2024. Total revenue contemplates Ps.$123.4 million revenue from contracts with customers, subdivided into Ps.$122.8 million of package revenue and Ps.$14.1 million of non-package revenue, and administrative services with related parties totaling Ps.$260.3 million.

Employee Benefits: Employee benefits amounted to Ps.$105.5 million for the nine-month period ended September 30, 2024, an increase of Ps.$101.5 million or approximately 2,585% from the nine-month period ended September 30, 2023. The increase is attributable to the recruitment of hotel operating personnel after the opening of the Vivid Hotel in the second quarter of 2024; prior to the opening of the Vivid Hotel, the company only employed administrative personnel involved in the preparation of the Vivid Hotel opening.

Food & beverage and service cost: Food & beverage and service cost amounted to Ps.$32.5 million for the nine-month period ended September 30, 2024. Food & beverage and service cost represents an operational cost related to package revenues..

Sales Commissions: Sales commissions amounted to Ps.$3.3 million for the nine-month period ended September 30, 2024. Sales commissions represent an operational cost related to revenues from contracts with customers and mainly depend on reservations made through online travel agencies.

Management fees operators: Management fees operators amounted to Ps.$4.1 million for the nine-month period ended September 30, 2024. Management fees operators are calculated  based on income generated by the hotel.

Depreciation and amortization: Depreciation and amortization amounted to Ps.$109.8 million for the nine-month period ended September 30, 2024. Depreciation and amortization is comprised of the amortization of the right-of-use assets from leases and subleases.

Licenses and permits: Licenses and permits amounted to Ps.$10.1 million for the nine-month period ended September 30, 2024. Licenses and permits are  attributable to short-term licenses needed for the operation of the Vivid Hotel.

Fees: Fees amounted to Ps.$5.2 million for the nine-month period ended September 30, 2024, an increase of Ps.$5.2 million or approximately 12,736% from the nine-month period ended September 30, 2023. The increase is mainly attributable to legal, consultancy and agents’ fees related to the opening of the Vivid Hotel in the second quarter of 2024; prior to the opening of the Vivid Hotel, the company only employed administrative personnel involved in the preparation of the Vivid Hotel opening.

Maintenance and conservation: Maintenance and conservation amounted to Ps.$10.2 million for the nine-month period ended September 30, 2024. Maintenance and conservation is mainly attributable to short-term (usually seasonal) property improvements needed for the operation of the Vivid Hotel.

Utility expenses: Utility expenses amounted to Ps.$21.0 million for the nine-month period ended September 30, 2024.

Advertising: Advertising amounted to Ps.$28.4 million for the nine-month period ended September 30, 2024.

Insurance: Insurance amounted to Ps.$2.2 million for the nine-month period ended September 30, 2024, an increase of Ps.$2.2 million or approximately 8,060% from Ps.$0.0 million for the nine-month period ended September 30, 2023. The increase is mainly attributable to the major medical expense insurance for senior operating managers that the Group provides as part of the hotel management agreement with Hyatt Hotels Corporation, Hyatt of Mexico, S.A. de C.V. and the recruitment of hotel operating personnel after the opening of the Vivid Hotel in the second quarter of 2024. Prior to the opening of the Vivid Hotel, the company only employed administrative personnel in preparation of the Vivid Hotel opening.

Software: Software amounted to Ps.$3.1 million for the nine-month period ended September 30, 2024, an increase of Ps.$2.8 million or approximately 1,093% from PS.0.3 million for the nine-month period ended September 30, 2023. The increase is mainly attributable the implementation of the operating hotel software system related to the opening of the Vivid Hotel in the second quarter of 2024.

Cleaning and laundry: Cleaning and laundry expenses amounted to Ps.$4.2 million for the nine-month period ended September 30, 2024.

Minor fixed assets: Minor fixed assets amounted to Ps.$12.5 million for the nine-month period ended September 30, 2024. Minor fixed assets are mainly attributable to short-term property and equipment improvements and replacements needed for the operation of the Vivid Hotel.

Bank commissions: Bank commissions amounted to Ps.$3.1 million for the nine-month period ended September 30, 2024.

Other costs: Other costs amounted to Ps.$15.8 million for the nine-month period ended September 30, 2024, an increase of Ps.$15.6 million or approximately 8,145% from PS.0.2 million for the nine-month period ended September 30, 2023. The increase is mainly attributable to the opening of the Vivid Hotel in the second quarter of 2024.

Interest expenses: Interest expenses amounted to Ps.$35.5 million for the nine-month period ended September 30, 2024. Interest expenses are attributable to the financing costs from leases of hotel operating equipment.

Exchange rate income, net: Exchange rate income, net, amounted to a Ps.$1.2 million loss for the nine-month period ended September 30, 2024, a decrease of Ps.$1.3 million or approximately 942% from the nine-month period ended September 30, 2023. The decrease is mainly attributable to the fluctuation between the peso and the U.S. dollar.   During the period from December 2023 to September 2024 the Mexican currency depreciated approximately 12.3%.

Income taxes: Income taxes amounted to Ps.$29.3 million for the nine-month period ended September 30, 2024, an increase of Ps.$29.3 million or close to 88,995% from the nine-month period ended September 30, 2023. The increase is mainly attributable to a deferred taxes effect resulting from the temporary differences between right-of-use assets and lease liabilities.

Commitments and Contingencies

We are subject to litigation, claims, and other commitments and contingencies arising in the ordinary course of business. While no assurance can be given as to the ultimate outcome of any litigation matters, we do not believe it is probable that a loss will be incurred and do not expect the ultimate resolution of any open matters will have a material adverse effect on our financial position or results of operations.

Off-Balance Sheet Arrangements

As of September 30, 2024, and December 31, 2023, we did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market and other risks, including credit risk, liquidity risk, market risk, operating risk, and legal risk. For quantitative and qualitative disclosures about these risks, see Note 13 to the Murano Group Combined 2023 Audited Financial Statements included in the Murano PubCo 2023 Annual Report on Form 20-F.

Subsequent Events

Post period end, the Vivid Hotel performance improved significantly.  Key business and financial metrics used by management experienced a significant increase during the months of October and November 2024 as follows:

October ADR: Ps.$3,511

October Occupancy: 64%

October RevPAR: Ps.$2,237

November ADR: Ps.$3,960

November Occupancy: 82.3%

November RevPAR: Ps.$3,310.